EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 2002

                      COUPON PERIOD ENDING 20 FEBRUARY 2003

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USD NOTES
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                       FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL      CHARGE
                            (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)  OFFS (AUD)
--------------------------------------------------------------------------------------------------------------------

CLASS A NOTES          629,881,626.16      71.577458%     1.58000%      2,776,128.68   57,657,121.48      0.00
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


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                       FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL      CHARGE
                            (AUD)          BOND FACTOR   COUPON RATE        (AUD)       PAYMENTS (AUD)  OFFS (AUD)
--------------------------------------------------------------------------------------------------------------------

CLASS B NOTES          28,395,000.00       100.000000%    5.33720%        381,988.52         0.00         0.00


CLASS C NOTES          11,900,000.00       100.000000%    5.56720%        166,985.49         0.00         0.00
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


                                                                      31Jan03
POOL SUMMARY                                                            AUD
------------                                                     ---------------
Outstanding Balance - Variable Rate Housing Loans                   991,991,078
Outstanding Balance - Fixed Rate Loans                              271,397,578
Number of Loans                                                          10,002
Weighted Average Current LVR                                             64.13%
Average Loan Size                                                       126,314
Weighted Average Seasoning                                              29 mths
Weighted Average Term to Maturity                                      268 mths


PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                            ---------------
Scheduled Principal Payments                                       9,003,709.37
Unscheduled Principal Payments                                   110,308,347.39
Redraws                                                            7,356,481.08

Principal Collections                                            111,955,575.68


TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------                                        ---------------
Principal Collections                                            111,955,575.68
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                        111,955,575.68

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                            111,955,575.68
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                   AUD
---------------------                                            ---------------
Available Income                                                  23,790,504.72
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             23,790,504.72


REDRAW & LIQUIDITY FACILITIES                                           AUD
-----------------------------                                    ---------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---
                                            NOV-02     DEC-02     JAN-03
                       1 MTH CPR            27.20%     27.50%     26.02%

ARREARS
-------
                            % OF POOL
                          (BY BALANCE)
31 - 59 DAYS                  0.76%
60 - 89 DAYS                  0.19%
90+ DAYS                      0.06%
DEFAULTS                       Nil
LOSSES                         Nil